Exhibit 99.1

FAST TRACK GROUP and CloudX Entertainment Announce Strategic Partnership to Expand Celebrity and Influencer Amplification for Brands

SINGAPORE, December 11, 2025 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, today announced a strategic partnership with CloudX Entertainment (“CloudX”), a next-generation hybrid talent management and creative agency. The partnership amplifies opportunities available to brands through celebrity and influencer partnerships and content creator campaigns across travel, sports, and entertainment.

CloudX specializes in creative social media campaigns and the management of influencers and content creators. Its client portfolio includes the Korean Tourism Organization, Trip.com, JisuLife and Amazfit, reflecting its strength in influencer campaigns across travel, sports, and entertainment sectors. In response to increasing client demand for a solution that unifies the strengths of celebrities and influencers, this partnership with CloudX delivers a hybrid strategy where celebrities drive mass awareness while influencers and content creators deepen education and long-term engagement. Together, these complementary levers give brands a more complete way to maximize exposure and overall marketing impact.

The Company’s recent projects include regional brand partnerships with Dongfeng and Serba Wangi, working with global celebrity talents such as Jessica Jung, MINNIE of i-dle and TREASURE. These collaborations reflect Fast Track’s ability to translate celebrity partnerships into high-impact regional brand influence at scale. Leveraging CloudX’s influencer and content creator network, Fast Track can further enable brands to meet their marketing and brand amplification goals. The partnership will initially focus on Singapore, with plans to expand campaign efforts across key regional markets in Asia Pacific.

“This strategic partnership expands the options available to our trusted brand partners,” said Harris Lim, CEO of Fast Track Group. “Whether a campaign is driven by global celebrity appeal, trusted creator voices, or both, this partnership allows clients to have the options to choose the most relevant amplification path for their objectives. While Fast Track specializes in connecting brands with celebrities, this partnership with CloudX will open new doors for clients seeking an influencer-led or integrated marketing campaign.”

Lucas Law, Managing Director of CloudX Entertainment said, “By combining our influencer and content creator ecosystem with Fast Track’s celebrity and live entertainment capabilities, brands now have greater flexibility to design campaigns that resonate across both physical and digital touchpoints.”

About FAST TRACK GROUP

FAST TRACK GROUP is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

About CloudX Entertainment

CloudX Entertainment is a next-generation hybrid talent management and creative agency specializing in social media campaigns and the management of influencers and content creators. The agency merges media production with influencer-powered campaigns to turn brand visions into powerful brand influence, with a strong focus on travel, sports, and entertainment.CloudX also develops original IPs built around each talent’s strengths, transforming creators into long-term brand assets. With end-to-end media production capabilities, they deliver cohesive, high-quality content from concept to final execution.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com